Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

[redacted]

05012625

10 November 2005

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RECEIVED
2005 NOV 16 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

1. Recent share buybacks
2. Substantial shareholder notification – AXA
3. Investor meeting
4. Substantial shareholder notification – Barclays

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

[82-5162]

Regulatory Announcement

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2005 NOV 16 P 12:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Michael Page INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	07:00 09-Nov-05
Number	8415T

RNS Number:8415T
Michael Page International PLC
08 November 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2005 it purchased 200,000 of its Ordinary shares of 1 pence each ("shares") on 8 November 2005 at a price of 248.49 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 24,565,000 of its shares in Treasury and has 332,637,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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Michael Page INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:45 01-Nov-05
Number	4861T

RNS Number:4861T
Michael Page International PLC
01 November 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2005 it purchased 150,000 of its Ordinary shares of 1 pence each ("shares") on 1 November 2005 at a price of 236.76 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 24,365,000 of its shares in Treasury and has 332,837,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:46 31-Oct-05
Number	4180T

RNS Number:4180T
Michael Page International PLC
31 October 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2005 it purchased 100,000 of its Ordinary shares of 1 pence each ("shares") on 31 October 2005 at a price of 229.89 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 24,215,000 of its shares in Treasury and has 332,987,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:36 28-Oct-05
Number	3507T

RNS Number:3507T
Michael Page International PLC
28 October 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2005 it purchased 550,000 of its Ordinary shares of 1 pence each ("shares") on 28 October 2005 at a price of 227.00 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 24,115,000 of its shares in Treasury and has 333,087,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:13 27-Oct-05
Number	2804T

Michael Page INTERNATIONAL

RNS Number:2804T
Michael Page International PLC
27 October 2005

Michael Page International plc (the "Company")announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2005 it purchased 1,500,000 of its Ordinary shares of 1 pence each ("shares") on 27 October 2005 at a price of 230.00 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 23,565,000 of its shares in Treasury and has 333,637,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:56 26-Oct-05
Number	2208T

Michael Page INTERNATIONAL

RNS Number:2208T
Michael Page International PLC
26 October 2005

Michael Page International plc (the "Company")announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2005 it purchased 1,500,000 of its Ordinary shares of 1 pence each ("shares") on 26 October 2005 at a price of 230.00 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 22,065,000 of its shares in Treasury and has 335,137,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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[82-5162]

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Michael Page INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:55 27-Oct-05
Number	2640T

RNS Number:2640T
Michael Page International PLC
27 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

26/10/05

11) Date company informed

27/10/05

12) Total holding following this notification

26,704,989

13) Total percentage holding of issued class following this notification

7.97%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

D,WISE
01932 264142

16) Name and signature of authorised company official responsible for making this notification

DAVID WISE

Date of Notification

27/10/2005

DISCLOSURE OF INTEREST IN SHARES OF
APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985
MICHAEL PAGE INTERNATIONAL PLC ORD GBP 0.01 SHARES

Total number of shares held as at 26/10/05 was 26,704,989 the breakdown of which is set out below:

Name of the Company/Fund	Number of Shares
AXA UK Investment Co ICVC Ethical Fund (Non-Beneficial)	150,000
AXA UK Investment Co ICVC UK Growth Fund (Non-Beneficial)	2,468,700
AXA UK Investment Co ICVC	50,000

UK Opportunities Fund (Non-Beneficial)	
AXA World Funds British Equities Fund (Non-Beneficial)	54,526
Sun Life Nominees Ltd A/c 20 (Non-Beneficial)	54,285
Sun Life Nominees Ltd A/c 29 (Non-Beneficial)	92,488
Sun Life Nominees Ltd A/c 31 (Non-Beneficial)	19,803
Sun Life Pensions Management Ltd (Beneficial)	125,000
Sun Life Pensions Management Ltd (Beneficial)	855,985
Sun Life Pensions Management Ltd A/c X (Beneficial)	3,707,651
Sun Life Pensions Management Ltd A/c X (Beneficial)	7,628,228
Sun Life Assurance Society PLC (Beneficial)	3,079,264
Sun Life Unit Assurance Ltd A/c X (Beneficial)	1,000,000
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) (Beneficial)	4,540,186
AXA General Unit Trust (Non-Beneficial)	1,354,928
AXA UK Group Pension Scheme Equity Fund (Non-Beneficial)	1,525,935

		Holding as % of Issued Capital
Total Beneficial Interest	20,934,314	6.25
Total Non-Beneficial Interest	5,770,675	1.72
Total	26,704,989	7.97%

This information is provided by RNS
The company news service from the London Stock Exchange

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[82-5162]

Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Investor and Analyst Meeting
Released	14:30 12-Oct-05
Number	5663S

Michael Page
INTERNATIONAL

12 October 2005

INVESTOR AND ANALYST MEETING

Michael Page International plc, the specialist recruitment consultancy, will be hosting an Investor and Analyst meeting on the afternoon of 12 October 2005. Following the release of its 2005 third quarter trading update on 5 October 2005, no further information relating to the trading performance of the Group will be provided.

Enquiries:

Michael Page International plc		
Terry Benson	Chief Executive	01932 264144
Stephen Puckett	Group Finance Director	01932 264144
Financial Dynamics		
Richard Mountain		020 7269 7291

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:47 10-Oct-05
Number	4603S

Michael Page INTERNATIONAL

RNS Number:4603S
Michael Page International PLC
10 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

4,138,811

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

1.23%

9) Class of security

ORDINARY SHARES

10) Date of transaction

05/10/05

11) Date company informed

10/10/05

12) Total holding following this notification

35,209,688

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

10.46%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM

01932 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .....10/10/2005...............

LEGAL ENTITY REPORT - ALL

MICHAEL PAGE INTL SEDOL: 3023231

As at 05 October 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 35,209,688 ORD GBP0.01 representing 10.46% of the issued share capital of 336,637,799 units.

Legal Entity	Holding	Percentage Held
Barclays Private Bank Ltd	70,300	0.0209
Barclays Capital Securities Ltd	179,999	0.0535
Woolwich Unit Trust Managers Ltd	25,981	0.0077
Gerrard Ltd	12,000	0.0036
Barclays Global Investors, N.A.	277,623	0.0825
Barclays Global Investors Ltd	9,692,795	2.8793
Barclays Life Assurance Co Ltd	417,575	0.1240
Barclays Global Investors Ltd	24,523,691	7.2849
Barclays Private Bank Ltd	9,724	0.0029
Group Holding	35,209,688	10.4593

REGISTERED HOLDERS REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 05 October 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 35,209,688 ORD GBP0.01 representing 10.46% of the issued share capital of 336,637,799 units.

Registered Holder	Account Designation	Holding
BANK OF IRELAND	258227	21,437
BANK OF IRELAND	4239749	121,881
BANK OF NEW YORK	367748	739,280
BANK OF NEW YORK	392067	1,408,907
BANK OF NEW YORK	392177	4,190
BANK OF NEW YORK	768198	75,859
BARCLAYS CAPITAL NOMINEES LIMI		179,999
BNP PARIBAS		3,921
BNY (OCS) NOMINEES LTD	221476	36,919
BNY (OCS) NOMINEES LTD	387173	15,978
BOISS NOMINEES LTD	4224361	139,973
CHASE NOMINEES LTD	16376	182,150
CHASE NOMINEES LTD	16669	48,251
CHASE NOMINEES LTD	18243	45,476
CHASE NOMINEES LTD	19518	5,264
CHASE NOMINEES LTD	20947	20,304,189
CHASE NOMINEES LTD	21359	33,042
CHASE NOMINEES LTD	25772	15,298
CHASE NOMINEES LTD	27793	22,509
CHASE NOMINEES LTD	27795	29,656
CHASE NOMINEES LTD	27797	57,002
CHASE NOMINEES LTD	27799	112,213
CHASE NOMINEES LTD	27800	344,309
CHASE NOMINEES LTD	28270	134,468
CHASE NOMINEES LTD	31961	169,993
CIBC MELLON GLOBAL SECURITIES		2,766
CITIBANK	6010064440	47,807
CITIBANK	6010640794	85,501
HSBC	813168	258,673
HSBC	845315	17,325
IBT	583996	1,194,166
INVESTORS BANK AND TRUST CO.		135,435
INVESTORS BANK AND TRUST CO.		52,926
INVESTORS BANK AND TRUST CO.		4,351
JP MORGAN (BGI CUSTODY)	16331	110,562
JP MORGAN (BGI CUSTODY)	16341	172,545
JP MORGAN (BGI CUSTODY)	16400	3,619,364
JP MORGAN (BGI CUSTODY)	16612	84,970
JP MORGAN (BGI CUSTODY)	16621	3,353
JP MORGAN (BGI CUSTODY)	16644	117,697
JP MORGAN (BGI CUSTODY)	16901	7,627
JP MORGAN (BGI CUSTODY)	18409	244,973
JP MORGAN (BGI CUSTODY)	19514	20,717
JP MORGAN (BGI CUSTODY)	27795	91,526
JP MORGAN (BGI CUSTODY)	28166	1,033,795
MELLON BANK	ABGFZ872482	1,189,213
MELLON BANK	TGGF0003002	36,194
Mellon Trust - US CUSTODIAN /		5,340
MELLON TRUST OF NEW ENGLAND		6,943
NORTHERN TRUST	BCP04	22,490
NORTHERN TRUST	CVS21	455,942

NORTHERN TRUST	SC006	107,802
NORTHERN TRUST	USF06	72,883
NORTHERN TRUST	USF12	658,514
NORTHERN TRUST BANK - BGI SEPA		7,876
NORTHERN TRUST BANK - BGI SEPA		274
NORTHERN TRUST BANK - BGI SEPA		7,660
R C Greig Nominees Limited	RC1	8,500
R C Greig Nominees Limited a/c	BL1	3,500
STATE STREET	2RJ2	35,984
STATE STREET	JD12	153,976
STATE STREET	JFBL	99,924
STATE STREET	VE4J	207,387
STATE STREET BANK & TRUST - WI		49,169
STATE STREET TRUST OF CANADA -		962
UBS	486039	440,888
ZEBAN NOMINEES LIMITED		9,724
ZEBAN NOMINEES LIMITED		70,300
	Group Holding	35,209,688

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